UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: ___May 4, 2005___
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 920-433-1727	39-1775292

Item 2.02   Results of Operations and Financial Condition

On May 4, 2005, WPS Resources Corporation will issue a news release announcing its financial results for the quarter ended March 31, 2005, as more fully described in the news release, a copy of which is filed as Exhibit 99.1 hereto and which information is incorporated herein by reference.

WPS Resources will hold an earnings conference call on May 4, 2005 to discuss the 2005 financial performance of WPS Resources and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

        (a)   Not applicable.

        (b)   Not applicable.

        (c)   Exhibits. The following exhibit is being filed herewith:

                99.1   News Release dated May 4, 2005 regarding consolidated net income for the quarter ended March 31, 2005 for WPS Resources Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President
    and Chief Financial Officer

Date: May 4, 2005

WPS RESOURCES CORPORATION

Exhibit Index to Form 8-K
Dated May 4, 2005

Exhibit
Number

99.1   News Release dated May 4, 2005 regarding consolidated net income for the quarter ended
         March 31, 2005 for WPS Resources Corporation

Exhibit 99.1

(WPS RESOURCES CORPORATION LETTERHEAD)

For Release: May 4, 2005

<u>WPS RESOURCES CORPORATION</u>
<u>REPORTS EARNINGS INCREASE</u>
<u>FOR FIRST QUARTER OF 2005</u>

Green Bay, WI – WPS Resources Corporation (NYSE: WPS) announces the following:

Highlights:

- First quarter 2005 income available for common shareholders of $65.9 million, a 54.7% increase compared to the first quarter of 2004
- First quarter 2005 basic earnings per share of $1.74, a 51.3% increase compared to the first quarter of 2004
- 2005 basic earnings per share guidance for income from continuing operations of $3.62 to $3.86

WPS Resources' income available for common shareholders was $65.9 million for the quarter ended March 31, 2005, compared with $42.6 million for the quarter ended March 31, 2004. Basic earnings per share of WPS Resources' common stock were $1.74 in the first quarter of 2005, compared with $1.15 in the first quarter of 2004. Income available for common shareholders included after-tax earnings from discontinued operations of $4.2 million ($0.11 basic earnings per share) for the quarter ended March 31, 2005, compared with an after-tax loss from discontinued operations of $3.0 million ($0.08 basic earnings per share) for the quarter ended March 31, 2004. Income from continuing operations was $62.5 million ($1.63 basic earnings per share) for the quarter ended March 31, 2005, compared with $46.4 million ($1.23 basic earnings per share) for the quarter ended March 31, 2004.

"Our ability to maintain strong financial results reflects the robust nature of our business strategy," stated Larry Weyers, WPS Resources' Chairman, President, and CEO. "Our nonregulated businesses are continuing to integrate resources to optimize performance, which contributed to a significant improvement in WPS Power Development's first quarter results. Higher utility earnings were driven by a retail electric rate increase that was necessary to fund recent capital investments, including the construction of our Weston 4 plant. These investments are necessary to maintain the reliability of our utility services. We also continue to make progress in our efforts to sell Sunbury and Kewaunee and anticipate completing the sale of these assets in 2005," he said.

FIRST QUARTER RESULTS

The following tables depict income available for common shareholders and revenue for the quarters ended March 31, 2005 and March 31, 2004, and include a reconciliation of the increase in basic earnings per share for the quarter ended March 31, 2005, compared with the quarter ended March 31, 2004.

WPS Resources' Income and Revenue
For the Quarters Ended March 31, 2005 and March 31, 2004

Segment	Income (Loss)		Revenue	
	2005 (in millions)	2004 (in millions)	2005 (in millions)	2004 (in millions)
Electric Utility	$23.5	$18.2	$ 244.0	$ 222.9
Gas Utility	14.0	13.6	174.6	173.6
WPS Energy Services	11.7	12.1	1,034.4	976.1
WPS Power Development [1]	16.5	(1.0)	27.6	18.7
Holding Company and Other	0.2	(0.3)	0.3	0.3
Intersegment Eliminations	-	-	(18.8)	(18.3)
Total WPS Resources	$65.9	$42.6	$1,462.1	$1,373.3

(1) All revenue and costs of WPS Power Development's discontinued operations are combined and reported on a net basis in the Consolidated Statements of Income for all periods presented. Accordingly, the above table does not include revenue from discontinued operations, but earnings/loss from discontinued operations are included as a component of WPS Power Development's income/(loss) in the table. Nonregulated revenue that was reclassified to discontinued operations for the quarters ended March 31, 2005 and March 31, 2004, was $24.8 million and $13.7 million, respectively.

**Detail of WPS Resources' Earnings and Earnings Per Share Changes
Between the Quarters Ended March 31, 2005 and March 31, 2004**

	Dollar Impact In Millions (Before Tax)	Earnings Per Share Impact (After Tax)
Increase in Electric Utility Margin	$13.0	$.21
Increase in Gas Utility Margin	1.0	.02
Decrease in WPS Energy Services' Electric Margin	(2.7)	(.04)
Increase in WPS Energy Services' Natural Gas Margin	2.3	.04
Increase in WPS Power Development's Margin	5.7	.09
Increase in Operating and Maintenance Expenses	(1.7)	(.03)
Increase in Depreciation and Decommissioning	(3.5)	(.06)
Increase in Miscellaneous Income	2.9	.05
Provision for Income Taxes		.16
Increased Earnings from Discontinued Operations		.19
Change in Other Items and Rounding		(.04)
Total Earnings Per Share Impact		$.59

**Comparison of Weather Impact on Utility Earnings
Between the Quarters Ended March 31, 2005 and March 31, 2004**

	Percent Change	Electric EPS Impact (After Tax)	Gas EPS Impact (After Tax)
Heating Compared with Normal	0.5% Colder	$0.00	$0.00
Heating Compared with Prior Year	1.6% Warmer	(0.01)	(0.01)

Segments

WPS Resources' Electric Utility segment includes the regulated electric utility operations of two wholly owned regulated utility subsidiaries, Wisconsin Public Service Corporation and Upper Peninsula Power Company. The Gas Utility segment consists of the natural gas utility operations of Wisconsin Public Service. Nonregulated segments include WPS Energy Services, Inc., a diversified energy supply and services company, and WPS Power Development, LLC., an electric generation company. The Holding Company and Other segment includes the operations of the WPS Resources holding company and the non-utility activities of Wisconsin Public Service and Upper Peninsula Power.

Revenues and Margins

Electric Utility

Electric utility revenue increased $21.1 million (9.5%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. Electric utility revenue increased largely due to an authorized electric rate increase for Wisconsin Public Service's Wisconsin retail customers. On December 21, 2004, the Public Service Commission of Wisconsin approved a retail electric rate increase of $60.7 million (8.6%), effective January 1, 2005. The rate increase was required primarily to recover increased costs related to fuel and purchased power, costs related to the construction of the Weston 4 base-load generation facility, and benefit costs. An overall increase of 1.9% in Wisconsin Public Service's electric sales volumes, primarily from new power sales agreements that were entered into with several wholesale customers, also had a positive impact on revenue.

The electric utility margin increased $13.0 million (8.7%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. The majority of this increase can be attributed to a $13.3 million (9.7%) increase in Wisconsin Public Service's electric margin, which was largely driven by the retail electric rate increase discussed above. The electric utility margin was negatively impacted by a change in sales mix, which partially offset the positive effect of the rate increase. While higher sales volumes to Wisconsin Public Service's wholesale customers had a positive impact on margin, this was more than offset by a 2.4% decrease in sales volumes to higher margin residential, and commercial and industrial customers. The decrease in sales volumes to these customers reflects warmer weather during the heating season for the quarter ended March 31, 2005, compared to the same period in the prior year. In addition, we believe electric customers may be taking additional steps to conserve energy usage as a result of rising energy costs.

The quantity of power purchased by Wisconsin Public Service during the quarter ended March 31, 2005, increased 46.7% compared to the same quarter in 2004, and fuel and purchased power costs were approximately 18% higher on a per-unit basis. The increase in the quantity of power purchased was largely due to an unscheduled outage at Kewaunee, which began in February 2005. This unit is expected to return to service by the end of May 2005. The unscheduled outage has not had a significant impact on the electric utility margin as the Public Service Commission of Wisconsin approved deferral of unanticipated fuel and purchased power costs directly related to the outage ($14.7 million of fuel and purchased power costs were deferred in the first quarter of 2005). Excluding the Kewaunee deferral, fuel and purchased power costs increased $8.1 million for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004, primarily related to the higher per-unit cost of fuel and purchased power. The higher costs were anticipated in the 2005 rate case and included in the approved 2005 rates and, therefore, did not have a negative impact on margin.

The Public Service Commission of Wisconsin allows Wisconsin Public Service to adjust prospectively the amount billed to Wisconsin retail customers for fuel and purchased power if costs exceed plus or minus 2% from approved levels on an annualized basis. At March 31, 2005, Wisconsin Public Service was experiencing actual fuel and purchased power costs that were more than 2% lower than the currently approved level (excluding the impact of the Kewaunee outage). As a result, the Public Service Commission of Wisconsin reopened Wisconsin Public Service's 2005 rate case on April 14, 2005. Revenue collected after that date is subject to refund pending a review of projected fuel costs for 2005. Rates will be adjusted downward for the balance of the year if projected costs are deemed to be less than the amount allowed in the 2005 rate case.

Electric utility earnings increased $5.3 million (29.1%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004, largely driven by the higher margin realized by Wisconsin Public Service for current rate recovery for certain costs that will be incurred in the latter half of 2005. This timing difference had a positive impact on earnings for the first quarter of

2005, but will negatively impact earnings later in the year. Higher operating and maintenance expenses partially offset the increase in electric utility earnings.

Gas Utility

Gas utility revenue increased $1.0 million (0.6%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. The Public Service Commission of Wisconsin issued a final order authorizing a natural gas rate increase of $5.6 million (1.1%), effective January 1, 2005. The rate increase was primarily driven by higher benefit costs and the cost of distribution system improvements. Natural gas prices also increased 7.3% (on a per unit basis) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. Following regulatory practice, Wisconsin Public Service passes changes in the total cost of natural gas on to customers through a purchased gas adjustment clause, as allowed by the Public Service Commission of Wisconsin and the Michigan Public Service Commission. The increased revenue attributed to the rate increase and higher natural gas prices was partially offset by an overall 2.6% decrease in natural gas throughput volumes that was partially driven by warmer weather during the first quarter of 2005, compared to the first quarter of 2004. In addition, we believe customers may be taking additional steps to conserve natural gas usage as a result of higher natural gas costs.

The natural gas utility margin increased $1.0 million (2.2%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. The higher natural gas utility margin is largely due to the rate increase mentioned above, partially offset by the decrease in overall natural gas throughput volumes.

The higher margin contributed to a $0.4 million (2.9%) increase in gas utility earnings for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004.

WPS Energy Services

WPS Energy Services' revenue increased $58.3 million (6.0%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. Natural gas revenue increased $88.2 million (10.6%), driven by higher natural gas prices and continued expansion of our Canadian natural gas business. Electric revenue decreased $30.0 million (21.4%), driven by a decrease in wholesale electric volumes related to WPS Energy Services' participation in the New Jersey Basic Generation Services Program ending on May 31, 2004 and fewer physical wholesale transaction opportunities. Retail electric revenue increased slightly due to the acquisition of Advantage Energy on July 1, 2004, but this increase was largely offset by lower revenue from retail electric operations in Michigan.

WPS Energy Services' electric margin decreased $2.7 million (17.2%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. The margin attributed to wholesale electric operations decreased $1.4 million, driven primarily by a decrease in the margin contributed by portfolio optimization strategies.   Period-by-period variability in the margin contributed by these activities is expected due to constantly changing market conditions. The retail electric margin decreased $1.3 million for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004, primarily related to a $3.1 million decrease in margin from retail electric operations in Michigan. Higher transmission-related charges resulting from the Seams Elimination Charge Adjustment that was implemented on December 1, 2004, as ordered by the Federal Energy Regulatory Commission, have negatively impacted the margin from retail electric operations in Michigan. In addition, tariff changes granted to the regulated utilities in Michigan in 2004, coupled with high wholesale energy prices, have significantly lowered the savings customers can obtain from contracting with non-utility suppliers. The tariff changes enable Michigan utilities to charge a fee to electric customers choosing non-utility suppliers in order to recover certain stranded costs.   WPS Energy Services has experienced some customer attrition as a result of the tariff changes and higher wholesale prices, which has negatively impacted its margin. The lower retail electric margin was partially offset by positive operating results from Advantage Energy.

The natural gas margin at WPS Energy Services increased $2.3 million (12.9%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. The margin related to retail natural gas operations increased $6.6 million, largely due to improved management of supply for Ohio retail and commercial customers, and higher sales volumes related to the addition of new customers in Ohio. The margin related to wholesale natural gas operations decreased $4.3 million, driven primarily by a $3.2 million decrease in margin related to the natural gas storage cycle and a decrease in margin from other structured wholesale natural gas transactions (primarily related to the timing of gain recognition on these transactions pursuant to generally accepted accounting principles). For the quarter ended March 31, 2005, the natural gas storage cycle had a $2.2 million negative impact on margin, compared with a $1.0 million positive impact on margin for the same period in 2004. At March 31, 2005, there was a $2.8 million difference between the market value of natural gas in storage and the market value of future sales contracts (net unrealized loss), related to the 2005/2006 natural gas storage cycle. The difference between the market value of natural gas in storage and the market value of future sales contracts related to the 2005/2006 storage cycle is expected to vary with market conditions, but will reverse entirely when all of the natural gas is withdrawn from storage.

The $0.4 million decrease in earnings at WPS Energy Services is primarily the result of the overall margin changes discussed above.

WPS Power Development

WPS Power Development's revenue increased $8.9 million (47.6%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. A combined $4.4 million increase in revenue was experienced at WPS Power Development's Stoneman generation facility in Wisconsin and its steam boiler in Oregon. A $2.8 million mark-to-market gain on derivative instruments utilized to protect the value of a portion of WPS Power Development's Section 29 tax credits also contributed to the higher revenue. The remaining increase in revenue at WPS Power Development was driven by higher energy prices. Revenue from the Stoneman generation facility increased as a result of a two-year power sales agreement that was entered into in the second quarter of 2004. The increase in revenue at the steam boiler in Oregon was driven by higher demand for energy from the counterparty to an energy agreement at this facility and an increase in the price of energy sold.

WPS Power Development, through a subsidiary, is part owner of a synthetic fuel producing facility that generates Section 29 tax credits. The Section 29 tax credits are subject to phase out if domestic crude oil prices reach specified levels. To manage exposure to the risk that an increase in oil prices could reduce the recognizable amount of 2005, 2006, and 2007 Section 29 tax credits, WPS Power Development entered into a series of derivative contracts covering a specified number of barrels of oil. These derivatives were entered into in March and April 2005 and mitigate approximately 95%, 60%, and 40% of the Section 29 tax credit exposure related to rising oil prices in 2005, 2006, and 2007, respectively. The derivative contracts involve purchased and written call options that provide for net cash settlement at expiration based on the average New York Mercantile Exchange (NYMEX) trading price of oil in relation to the strike price of each option. The derivative contracts have not been designated as hedging instruments and, as a result, changes in the fair value of the options are recorded currently in earnings. Furthermore, the timing of recognizing changes in the fair value of these options likely will not correspond with the timing of when Section 29 tax credits are, or would have been, recognized.

WPS Power Development's margin for the quarter ended March 31, 2005, increased $5.7 million (135.7%), compared to the quarter ended March 31, 2004. Mark-to-market gains on the derivative instruments (discussed above) resulted in a $2.8 million increase in margin. Operations at the Niagara generation facility in New York, the Westwood generation facility in Pennsylvania, and the Stoneman generation facility resulted in a combined margin improvement of $2.0 million. Higher contracted selling prices benefited both the Niagara and Westwood facilities. The Niagara facility was also able to reduce the per ton cost of coal utilized in its generation process by utilizing a higher percentage of tire-derived fuel in the first quarter of 2005, compared to the same period in 2004. The margin at the Stoneman facility increased as a result of the new power sales agreement entered into in the second quarter of 2004.

The $17.5 million increase in earnings at WPS Power Development for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004, was largely due to improved results from discontinued operations, a decrease in the effective tax rate (see discussion of Discontinued Operations and the Provision for Income Taxes below), and the improved margin discussed above.

Holding Company and Other Operations

Holding Company and Other operations experienced earnings of $0.2 million during the quarter ended March 31, 2005, compared to a loss of $0.3 million during the quarter ended March 31, 2004. This favorable variance can be attributed to an increase in equity earnings from American Transmission Company, LLC and $1.5 million of deferred financing costs that were written off in the first quarter of 2004. Pre-tax equity earnings from American Transmission Company were $5.2 million for the quarter ended March 31, 2005, compared to $3.7 million for the quarter ended March 31, 2004. These increases were partially offset by increased interest expense on short-term debt and lower equity earnings from Wisconsin River Power Company, resulting from fewer land sales.

Operating and Maintenance Expenses

Operating and maintenance expenses increased $1.7 million (1.4%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. Utility operating and maintenance expenses increased $3.1 million, largely due to a $2.7 million increase in Wisconsin Public Service's electric transmission costs. The current unplanned outage at Kewaunee did not significantly impact the quarter-over-quarter change in operating and maintenance expenses as the Public Service Commission of Wisconsin approved the deferral of incremental operating and maintenance expenses that were incurred as a direct result of the unplanned outage. Operating and maintenance costs of $1.1 million have been deferred in the first quarter of 2005 related to this outage. Operating expenses at WPS Power Development were down $0.9 million (12.0%), due primarily to repair and maintenance expenses incurred in the first quarter of 2004 in conjunction with the unplanned outage at the Beaver Falls generation facility.

Depreciation and Decommissioning

Depreciation and decommissioning expense increased $3.5 million (13.6%) for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004, largely due to an increase of $3.2 million (14.6%) at Wisconsin Public Service as a result of continued capital investment and increased earnings on decommissioning trust assets. Earnings on decommissioning trust assets are substantially offset by depreciation expense pursuant to regulatory practice (see the detailed discussion in "Miscellaneous Income" below).

Miscellaneous Income

Miscellaneous income increased $2.9 million for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004. The increase in miscellaneous income is partially due to a $1.7 million increase in earnings on decommissioning trust assets. Pursuant to regulatory practice, earnings on decommissioning trust assets are substantially offset by depreciation expense. An increase of $1.5 million in equity earnings from our investments in American Transmission Company, LLC, and a $1.5 million write-off in the first quarter of 2004 of previously deferred financing costs associated with the redemption of our trust preferred securities also contributed to the increase in miscellaneous income. Partially offsetting the above increases were a $1.0 million decrease in equity earnings from Wisconsin River Power Company and a $1.0 million increase in the loss recognized by WPS Power Development from its investment in a synthetic fuel production facility. The increased loss is the result of more production being allocated to WPS Power Development's subsidiary (ECO Coal Pelletization #12 LLC) in the first quarter of 2005, versus the first quarter of 2004, from its investment in a synthetic fuel production facility.

Provision for Income Taxes

The effective tax rate was 20.8% for the quarter ended March 31, 2005, compared to 25.5% for the quarter ended March 31, 2004. Generally accepted accounting principles require our year-to-date interim effective tax rate to reflect our projected annual effective tax rate. As a result, we estimate the effective tax rate for the year, and based upon year-to-date pre-tax earnings, record tax expense for the period to reflect the projected annual effective tax rate. Therefore, although Section 29 federal tax credits are produced approximately ratably throughout the year, the amount of credits reflected in the tax provision for the quarter ended March 31, 2005, is based upon the projected annual effective tax rate and year-to-date pre-tax earnings.

Our ownership interest in the synthetic fuel operation resulted in recognizing the tax benefit of Section 29 federal tax credits totaling $12.8 million for the quarter ended March 31, 2005, and $6.8 million for the quarter ended March 31, 2004. The increase in Section 29 federal tax credits recognized reflects the decrease in the projected annual effective tax rate and our estimate that actual pre-tax earnings for the quarter ended March 31, 2005, compared to the quarter ended March 31, 2004, comprise a larger percentage of projected annual pre-tax earnings. For the year ended December 31, 2005, we expect to recognize the benefit of Section 29 federal tax credits totaling approximately $24 million.

Discontinued Operations

After-tax income from discontinued operations was $4.2 million for the quarter ended March 31, 2005, compared to an after-tax loss of $3.0 million for the quarter ended March 31, 2004. Sunbury's gross margin increased $10.6 million, primarily due to the expiration of a fixed price outtake contract on December 31, 2004, and improved operations. Current market prices are significantly higher than the fixed price received under that contract. A $0.9 million gain on the sale of emission allowances also favorably impacted Sunbury's results.

For a discussion of the accounting considerations applicable to discontinued operations, see "Accounting Matters" below.

ACCOUNTING MATTERS

Discontinued Operations

WPS Power Development is continuing its efforts to sell Sunbury and is currently involved in various phases of the sales process with interested parties. At March 31, 2005, the carrying value of Sunbury is approximately $113 million, and this project carries approximately $66 million of project-financed debt. Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires a loss to be recognized if it is determined that the carrying value of Sunbury exceeds its fair value, net of selling expenses. Based upon consideration of all information available at this time, management determined that no adjustment to the carrying value of Sunbury was required in the first quarter of 2005. Although management cannot project the precise timetable or ultimate outcome, WPS Power Development is progressing with the sale process and anticipates being able to complete the sale of Sunbury in 2005.

In accordance with Statement No. 144, certain assets and liabilities related to the Sunbury generation plant have been classified as held for sale on the Consolidated Balance Sheets for all periods presented. The related results of operations and cash flows have been classified as discontinued operations on the Consolidated Statements of Income and Consolidated Statements of Cash Flows for all periods presented.

2005 EARNINGS FORECAST

In 2005, we are continuing to seek a balanced portfolio of utility and nonregulated growth but we are placing emphasis on regulated growth, which limits our exposure to the risks of nonregulated markets. In our nonregulated business units, we continue to utilize financial tools commonly used in the industry to help mitigate risk. Also, our asset management strategy will continue to deliver shareholder return from certain asset transactions. Our long-term basic earnings per share growth rate target remains at 6% to 8% on an average annualized basis, with fluctuations in any given year that may be above or below that targeted range. Our 2005 basic earnings per share guidance for income from continuing operations is between $3.62 and $3.86, assuming normal weather, availability of our generation units, the sale of Kewaunee, and completion of our planned land sales. Earnings per share guidance does not reflect the cumulative effect adjustment that may be required upon our adoption of FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, which is effective December 31, 2005. We have not provided earnings per share guidance for discontinued operations. Although we remain committed to the sale of Sunbury and are working with several interested parties, we are not currently able to predict the ultimate sales price with a reasonable level of certainty.

CONFERENCE CALL

An earnings conference call is scheduled for 3 p.m. central time on Wednesday, May 4. Larry L. Weyers, WPS Resources' Chairman, President, and CEO, will discuss first quarter 2005 financial results. To access the call, which is open to the public, call 888-690-9634 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the pass code and MR. LARRY WEYERS as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through May 18, 2005, by dialing 866-416-8341.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although we believe we have been prudent in our plans and assumptions, there can be no assurance that indicated results will be realized. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. We recommend that you consult any further disclosures we make on related subjects in our 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions which form the basis of forward-looking statements relevant to our business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions regarding Wisconsin Public Service Corporation and Upper Peninsula Power Company;

- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, changes in environmental, tax, and other laws and regulations to which WPS Resources and its subsidiaries are subject, as well as changes in application of existing laws and regulations;

- Current and future litigation, regulatory investigations, proceedings or inquiries, including manufactured gas plant site cleanup and pending Environmental Protection Agency investigations of Wisconsin Public Service Corporation's generation facilities;

- Resolution of audits by the Internal Revenue Service and various state revenue agencies;

- The effects, extent, and timing of additional competition in the markets in which WPS Resources Corporation's subsidiaries operate;

- The impact of fluctuations in commodity prices, interest rates, and customer demand;

- Available sources and costs of fuels and purchased power;

- Ability to control costs (including costs of decommissioning generation facilities);

- Investment performance of employee benefit plans;

- Advances in technology;

- Effects of and changes in political, legal, and economic conditions and developments in the United States;

- The performance of projects undertaken by nonregulated businesses and the success of efforts to invest in and develop new opportunities;

- Potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed (such as the potential sale of the Sunbury plant, the potential sale of the Kewaunee plant, construction of the Weston 4 generation plant, and construction of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line);

- The direct or indirect effect resulting from terrorist incidents or responses to such incidents;

- Financial market conditions and the results of financing efforts, including credit ratings and risks associated with commodity prices, interest rates, and counterparty credit;

- Weather and other natural phenomena; and

- The effect of accounting pronouncements issued periodically by standard-setting bodies.

For additional information, see attached financials or contact:

Joseph P. O'Leary, Senior Vice President and Chief Financial Officer
WPS Resources Corporation
(920) 433-1463

or

Donna M. Sheedy, Investor Relations Supervisor
WPS Resources Corporation
(920) 433-1857

//END//

WPS RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended	
	March 31	
(Millions, except per share amounts)	2005	2004
Nonregulated revenue	$1,051.2	$986.6
Utility revenue	410.9	386.7
Total revenues	1,462.1	1,373.3
Nonregulated cost of fuel, gas, and purchased power	1,007.1	942.2
Utility cost of fuel, gas, and purchased power	201.6	197.0
Operating and maintenance expense	127.3	125.6
Depreciation and decommissioning expense	29.2	25.7
Taxes other than income	11.9	11.8
Operating income	85.0	71.0
Miscellaneous income	7.7	4.8
Interest expense	(14.8)	(13.5)
Minority interest	1.0	-
Other expense	(6.1)	(8.7)
Income before taxes	78.9	62.3
Provision for income taxes	16.4	15.9
Income from continuing operations	62.5	46.4
Discontinued operations, net of tax	4.2	(3.0)
Net income before preferred stock dividends of subsidiary	66.7	43.4
Preferred stock dividends of subsidiary	0.8	0.8
Income available for common shareholders	$65.9	$42.6
Average shares of common stock		
Basic	37.8	37.1
Diluted	38.1	37.3
Earnings (loss) per common share (basic)		
Income from continuing operations	$1.63	$1.23
Discontinued operations	0.11	(0.08)
Earnings per common share (basic)	$1.74	$1.15
Earnings (loss) per common share (diluted)		
Income from continuing operations	$1.62	$1.22
Discontinued operations	0.11	(0.08)
Earnings per common share (diluted)	$1.73	$1.14
Dividends per common share declared	$0.555	$0.545

WPS RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS (Unaudited)	March 31	December 31
(Millions)	**2005**	2004
Assets		
Cash and cash equivalents	**$49.1**	$40.0
Accounts receivable - net of reserves of $8.2 and $8.0, respectively	**525.6**	531.3
Accrued unbilled revenues	**115.5**	113.2
Inventories	**156.9**	188.8
Current assets from risk management activities	**596.0**	439.5
Assets held for sale	**115.7**	119.6
Other current assets	**72.8**	86.1
Current assets	**1,631.6**	1,518.5
Property, plant, and equipment, net of reserves of $1,608.0 and $1,588.5, respectively	**2,061.0**	2,002.6
Nuclear decommissioning trusts	**345.0**	344.5
Regulatory assets	**175.4**	160.9
Long-term assets from risk management activities	**120.3**	80.4
Other	**351.8**	338.7
Total assets	**$4,685.1**	$4,445.6
Liabilities and Shareholders' Equity		
Short-term debt	**$215.6**	$292.4
Current portion of long-term debt	**6.7**	6.7
Accounts payable	**606.2**	589.4
Current liabilities from risk management activities	**582.5**	401.6
Liabilities held for sale	**2.8**	2.8
Current deferred income taxes	**14.6**	14.6
Other current liabilities	**125.3**	72.6
Current liabilities	**1,553.7**	1,380.1
Long-term debt	**864.9**	865.7
Long-term deferred income taxes	**62.1**	65.5
Deferred investment tax credits	**15.8**	16.2
Regulatory liabilities	**287.7**	288.3
Environmental remediation liabilities	**68.1**	68.4
Pension and postretirement benefit obligations	**76.6**	94.6
Long-term liabilities from risk management activities	**100.2**	68.3
Asset retirement obligations	**369.6**	364.4
Other	**99.5**	91.2
Long-term liabilities	**1,944.5**	1,922.6
Commitments and contingencies		
Preferred stock of subsidiary with no mandatory redemption	**51.1**	51.1
Common stock equity	**1,135.8**	1,091.8
Total liabilities and shareholders' equity	**$4,685.1**	$4,445.6

WPS RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Three Months Ended March 31	
(Millions)	**2005**	2004
Operating Activities		
Net income before preferred stock dividends of subsidiary	**$66.7**	$43.4
Adjustments to reconcile net income to net cash provided by operating activities		
Discontinued operations, net of tax	**(4.2)**	3.0
Depreciation and decommissioning	**29.2**	25.7
Amortization of nuclear fuel and other	**11.5**	8.8
Unrealized gain on investments	**(2.0)**	(0.7)
Pension and post retirement expense	**12.5**	11.2
Pension and post retirement funding	**(3.0)**	-
Deferred income taxes and investment tax credit	**3.6**	2.9
Unrealized (gains) losses on nonregulated energy contracts	**0.6**	(3.0)
Gain on sale of partial interest in synthetic fuel operation	**(1.7)**	(1.9)
Other	**(25.6)**	(3.5)
Changes in working capital		
Receivables, net	**12.1**	60.6
Inventories	**41.1**	81.4
Other current assets	**13.2**	13.5
Accounts payable	**(12.1)**	(42.8)
Other current liabilities	**28.8**	4.9
Net cash provided by operating activities	**170.7**	203.5
Investing Activities		
Capital expenditures	**(60.1)**	(40.5)
Sale of property, plant, and equipment	**1.1**	1.9
Purchase of equity investments and other acquisitions	**(16.5)**	(9.5)
Decommissioning funding	**-**	(0.3)
Other	**(0.8)**	6.5
Net cash used for investing activities	**(76.3)**	(41.9)
Financing Activities		
Short-term debt, net	**(76.8)**	(28.0)
Repayment of long-term debt and note to preferred stock trust	**-**	(102.3)
Payment of dividends		
Preferred stock	**(0.8)**	(0.8)
Common stock	**(20.8)**	(20.1)
Issuance of common stock	**9.9**	10.3
Other	**5.2**	(3.9)
Net cash used for financing activities	**(83.3)**	(144.8)
Change in cash and cash equivalents - continuing operations	**11.1**	16.8
Change in cash and cash equivalents - discontinued operations	**(2.0)**	(6.1)
Change in cash and cash equivalents	**9.1**	10.7
Cash and cash equivalents at beginning of period	**40.0**	50.7
Cash and cash equivalents at end of period	**$49.1**	$61.4